                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1 )


                           ALBANY INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 012 348 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

J. Spencer Standish, One Schuyler Meadows Rd.,Loudonville,NY 12211 (518)445-2200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                       --
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

                  Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

Schedule 13D                      Forms                                    7060
--------------------------------------------------------------------------------

CUSIP No. 012 348 108              13D                        Page 2 of 7 Pages

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             J. S. Standish  Company
             36-3060162
------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)

                                                             (b)

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  3     SEC USE ONLY



------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS*
             Not Applicable

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR  2(e)                                       ____

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware, USA
------- ------------------------------------------------------------------------
                            ------ ---------------------------------------------
                              7    SOLE VOTING POWER
        NUMBER OF
          SHARES                        3,301,974
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
       PERSON WITH
--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              8    SHARED VOTING POWER

                                        --

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                        3,301,974

--------------------------- ------ ---------------------------------------------
--------------------------- ------ ---------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                        --

--------------------------- ------ ---------------------------------------------
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,301,974

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                               ___


------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.38%

------- ------------------------------------------------------------------------
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*

             CO

------- ------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

                  The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.


ITEM 2.  Identity and Background.

                  (a) - (b) This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware. The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet Private Banking, 69 State Street, Albany, New York 12201. The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:

         Name and Address                                     Capacity
         ----------------                                     --------

         J. Spencer Standish                                 President,
         One Schuyler Meadows Road                           Treasurer &
         Loudonville, New York 12211                         Director

         Francis L. McKone                                   Vice President,
         c/o Albany International Corp.                      Assistant Secretary
         1373 Broadway                                       & Director
         Albany, New York  12204

         Thomas R. Beecher, Jr.                              Secretary &
         200 Theater Place                                   Director
         Buffalo, New York  14202

         John C. Standish                                    Director
         c/o Albany International Engineered Fabrics
         214 Kirby Road
         Portland, Tennessee  37148

         Christine L. Standish                               Director
         c/o Albany International Corp.
         1373 Broadway
         Albany, New York  12204







                                Page 3 of 7 Pages

The name and address of the holder of all of the outstanding stock of J. S. Standish Company is Fleet Private Banking, Trustee u/w John C. Standish,
69 State Street, Albany, New York 12201. J. Spencer Standish has sole voting and dispositive power with respect to such stock.

                  (c) The principal business of J. S. Standish Company is investments. J. Spencer Standish is retired. Prior to 1998, he served as Chairman of the Board of the Company. Francis L. McKone's present principal occupation is Chairman of the Board and Chief Executive Officer of the Company. Thomas R. Beecher, Jr.'s present principal occupation is President of Beecher Securities Corporation, the principal business of which is venture capital investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202. John C. Standish's present principal occupation is Plant Manager at Albany International Engineered Fabrics, 214 Kirby Road, Portland, Tennessee 37148. Christine L. Standish's present principal occupation is raising her children. She is also a Director of the Company.

                  (d) - (e) During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Francis L. McKone, (iv) Thomas
R. Beecher, Jr., (v) John C. Standish, or (vi) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of J. Spencer Standish, Francis L. McKone, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.


ITEM 3.  Source and Amount of Funds or Other Consideration.

                  The 3,301,974 shares of Class A Common Stock beneficially owned by J. S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock"). Of the shares of Class B Common Stock beneficially owned by J.S. Standish Company,
(a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares have been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company.(J.S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.) The remainder of the shares were received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.



                                Page 4 of 7 Pages

ITEM 4.  Purpose of Transaction.

                  J. S. Standish Company has no current plan or intention to convert any shares of Class B Common Stock into shares of Class A Common Stock. In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.


ITEM 5.  Interest in Securities of the Issuer.

                  (a)

                           (1) J. S. Standish Company beneficially owns 3,301,974 shares of Class A Common Stock (12.38% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

                           (2) J. Spencer Standish beneficially owns 5,041,595 shares of Class A Common Stock (17.74% of the Class A Common Stock outstanding) of which (i) 40,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 148,351 shares are issuable to the J.S. Standish Revocable Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 1,551,270 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares) and (iv) 3,301,974 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S.Standish Company).

                           (3) Francis L. McKone beneficially owns 466,626 shares of Class A Common Stock (1.96% of the Class A Common Stock outstanding) of which (i) 47,596 shares are owned directly, (ii) 418,000 shares are issuable to him upon the exercise of stock options at various exercise prices from $15.00 to $22.25 per share and (iii) 1,030 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock.

                           (4) Thomas R. Beecher, Jr. beneficially owns 740,278 shares of Class A Common Stock (3.07% of the Class A Common Stock outstanding) of which (i) 3,984 shares are owned directly, (ii) 1,678 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 484,616 shares are issuable to trusts for the benefit of John C.


                                Page 5 of 7 Pages

         Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock and
         (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared voting and investment power with respect to such shares).

                           (5) John C. Standish beneficially owns 382,608 shares of Class A Common Stock (1.61% of the Class A Common Stock outstanding) of which (i) 1,300 shares are issuable to him upon the exercise of stock options at various exercise prices from $19.75 to $22.25 per share, (ii) 129,808 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 1,500 shares are held in his account in the Company's 401(k) retirement savings and employee stock ownership plans and (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares).

                           (6) Christine L. Standish beneficially owns 380,785 shares of Class A Common Stock (1.60% of the Class A Common Stock outstanding) of which (i) 342 shares are owned directly, (ii) 129,808 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iii) 635 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company's 401(k) retirement savings and employee stock ownership plans and (iv) 250,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares).

                  (b) Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

                  (c) - (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
                  with Respect to Securities of the Issuer.

                  None.

ITEM 7.  Material to be filed as Exhibits.

                  None.


                                Page 6 of 7 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated:  February 5, 1999

                                                     J. S. STANDISH COMPANY



                                                   By /s/  J. Spencer Standish
                                                   ---------------------------
                                                           J. Spencer Standish
                                                                 President
























                                Page 7 of 7 Pages